July 1, 2024

Frank Wheatley
Chief Executive Officer
Snow Lake Resources Ltd.
360 Main St 30th Floor
Winnipeg, MB R3C 0V1
Canada

       Re: Snow Lake Resources Ltd.
           Form 20-F for the Fiscal Year Ended June 30, 2023
           Filed October 31, 2023
           File No. 001-41085
Dear Frank Wheatley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Daniel Nauth